Exhibit 4(e)
Pacific Life Insurance Company
700 Newport Center Drive
Newport Beach, CA 92660
GUARANTEED PROTECTION ADVANTAGE 5 RIDER
Pacific Life Insurance Company has issued this Rider as a part of the annuity Contract to which it is attached.
All provisions of the Contract that do not conflict with this Rider apply to this Rider. In the event of any conflict between the provisions of this Rider and the provisions of the Contract, the provisions of this Rider shall prevail over the provisions of the Contract.

Definition of Terms — Unless redefined below, the terms defined in the Contract will have the same meaning when used in this Rider. For purposes of this Rider, the following definitions apply:
Eligible Investment Option — An Investment Option available under this Rider to which all or a portion of Purchase Payments and/or Contract Value may be allocated. Eligible Investment Options may consist of one or more Variable Investment Options, one or more fixed rate General Account Investment Options or a combination of both, as determined by us from time to time for this Rider.
Restricted Investment Option — An Investment Option that is not an Eligible Investment Option.
Step-Up — An increase in the Guaranteed Protection Amount to an amount equal to 100% of the Contract Value, determined as of a Step-Up Date.
Step-Up Date — Any Contract Anniversary beginning with the fifth (5th) anniversary of the Rider Effective Date on which you elect a Step-Up in the Guaranteed Protection Amount.
Term — The ten (10) year period beginning on the Rider Effective Date or on a Step-Up Date.
Guaranteed Protection Advantage 5 — You have purchased a Guaranteed Protection Advantage 5 Rider. Subject to the terms and conditions described herein, we will increase the Contract Value to the Guaranteed Protection Amount (as determined under the Guaranteed Protection Amount provision of this Rider), if at the end of the Term, the Contract Value is less than the Guaranteed Protection Amount.
Eligibility — This Rider may be purchased on the Contract Date or on any subsequent Contract Anniversary, provided that on the date of purchase (the “Rider Effective Date”):
(a)	the age of each Annuitant is 85 years or younger on the date of purchase;

(b)	the date of purchase is at least ten (10) years prior to the Annuity Date; and

(c)	the entire Contract Value and all subsequent Purchase Payments received after the Rider Effective Date are invested for the entire Term in Eligible Investment Options designated by us for this Rider.
Investment Limitations — By adding this Rider to the Contract, you agreed to certain limitations related to the Investment Options available to you in which you may invest while this Rider is in effect. These limitations may include, but are not limited to:
(a)	the allocation of Purchase Payments and/or Contract Value to certain Eligible Investment Options;

(b)	exclusion of certain Investment Options (Restricted Investment Options);

(c)	requiring minimum and/or maximum Purchase Payment allocation limits to Eligible Investment Options; and

(d)	impose restrictions and limitations on the amount and/or on the number of transfers into or out of, that affect any Eligible Investment Option.
These restrictions and limitations apply to the entire Contract Value. We reserve the right to add, remove and/or change the limitations and restrictions on Eligible Investment Options.
We may, from time to time, make other Investment Options (including Investment Options not currently available) eligible and available for investment under this Rider. Any new Eligible Investment Option will be subject to the restrictions and limitations described in this provision. We will provide you with written notice of all material details, including investment objectives and charges.
Annual Charge — An annual charge for expenses related to this Rider will be deducted from the Investment Options on a proportionate basis relative to the Account Value in each such Investment Option.
The annual charge is deducted, in arrears, on each Contract Anniversary that this Rider remains in effect. The annual charge is equal to [0.25%] (not to exceed a maximum annual charge percentage of 0.75%) multiplied by the Contract Value on the day the charge is deducted.

The annual charge percentage established on the Rider Effective Date will not change during the Term, unless you elect a Step-Up in the Guaranteed Protection Amount.
If this Rider terminates on a Contract Anniversary, the entire annual charge for the prior Contract Year will be deducted from the Contract Value on that Contract Anniversary.
If the Rider terminates prior to a Contract Anniversary, we will prorate the annual charge. The prorated amount will be based on the Contract Value as of the day the Rider terminates. Such prorated amount will be deducted from the Contract Value on the earlier of the day the Contract terminates or the Contract Anniversary immediately following the day the Rider terminates.
We will waive the annual charge if the Rider terminates as a result of the death of an Owner or sole surviving Annuitant, or upon full annuitization of the Contract.
Any portion of the annual charge we deduct from any of our fixed-rate General Account Investment Options (if available under the Contract) will not be greater than the annual interest credited in excess of that option’s minimum guaranteed interest rate.
Change in Annual Charge — The annual charge percentage may change if you elect a Step-Up in the Guaranteed Protection Amount. The annual charge percentage will never exceed the annual charge percentage then in effect for new issues of this same rider. If we are no longer issuing this rider, any change in the annual charge percentage will not result in an annual charge percentage that exceeds the maximum annual charge percentage specified in the Annual Charge provision.
If the Guaranteed Protection Amount is never stepped-up, the annual charge percentage established on the Rider Effective Date is guaranteed not to change.
Guaranteed Protection Amount — The Guaranteed Protection Amount is equal to (a) plus (b) minus (c); where:
(a)	is the Contract Value at the start of the Term;

(b)	is 100% of each subsequent Purchase Payment paid to the Contract during the first year of the Term, provided the Contract allows for subsequent Purchase Payments after the first Contract Year; and

(c)	is a pro rata adjustment for withdrawals made from the Contract during the Term. The adjustment for each withdrawal is calculated by multiplying the Guaranteed Protection Amount prior to the withdrawal by the ratio of the amount of the withdrawal (including any applicable withdrawal charge) to the Contract Value immediately prior to the withdrawal.
For purposes of determining the Contract Value at the start of the Term:
(1)	if this Rider is purchased on the Contract Date, the Contract Value is equal to the Initial Purchase Payment; or

(2)	if this Rider is purchased on a Contract Anniversary or if you elect a Step-Up in the Guaranteed Protection Amount, the Contract Value is equal to the Contract Value on that Contract Anniversary or on that Step-Up Date.
Election of Step-Up in Guaranteed Protection Amount — You may elect, on any Contract Anniversary beginning with the fifth (5th) anniversary of the Rider Effective Date and before the Annuity Date, to increase the Guaranteed Protection Amount to an amount equal to 100% of the current Contract Value as of the Step-Up Date. The annual charge percentage may change as a result of any step-up in the Guaranteed Protection Amount (see Change in Annual Charge provision).
Your election of a Step-Up in the Guaranteed Protection Amount must be received, in a form satisfactory to us, at our Service Center within thirty (30) days after the Contract Anniversary on which the Step-Up is effective.

Once a Step-Up has been elected and is in effect: (a) another Step-Up may not be elected until on or after the fifth (5th) anniversary of the latest Step-Up Date; and (b) a new ten (10) year Term will begin effective as of that latest Step-Up Date. We will provide you with written confirmation of your Step-Up election.
We will not permit a Step-Up if the new ten (10) year Term will extend beyond the maximum Annuity Date/Age specified under the Contract.
Additional Amount — On the last day of the Term, we will apply an additional amount to the Contract if the Contract Value on such day is less than the Guaranteed Protection Amount. The additional amount will be equal to the difference between the Contract Value on the last day of the Term and the Guaranteed Protection Amount.
If, on the last day of the Term, the Contract is annuitized, the first death of an Owner or the death of the last surviving Annuitant occurs, or a full withdrawal of the amount available for withdrawal is made, the Contract Value will reflect any additional amount as described in this provision, prior to the payment of any annuity, death or full withdrawal benefits.
We will not apply an additional amount if the Contract Value on the last day of the Term is greater than the Guaranteed Protection Amount.
Spousal Continuation — If the Owner dies during the Term and if the surviving spouse of the deceased Owner elects to continue the Contract in accordance with its terms, then the provisions of this Rider will continue until the end of the Term.
Termination of Rider — Except as otherwise provided under the Spousal Continuation provision of this Rider, this Rider will automatically terminate at the end of the Term or, if earlier, upon the occurrence of one of the following events:
(a)	the day you allocate any portion of your Purchase Payments or transfer any portion of the Contract Value to a Restricted Investment Option;

(b)	the day we receive notification from you to terminate this Rider;

(c)	the day of the first death of an Owner or the date of death of the sole surviving Annuitant. If the Contract is owned by a Non-Natural Owner, the day of the first death of an Annuitant, including Primary, Joint and Contingent Annuitants;

(d)	the day the Contract is terminated in accordance with the provisions of the Contract; or

(e)	the Annuity Date.
Rider Effective Date — This Rider is effective on the Contract Date, unless a later date is shown below.
Rider Effective Date: [date]
All other terms and conditions of the Contract remain unchanged by this Rider.
PACIFIC LIFE INSURANCE COMPANY

Chairman and Chief Executive Officer	Secretary

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